--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE TO/A

        TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR SECTION 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 2)

                            EXCEL LEGACY CORPORATION
                       (NAME OF SUBJECT COMPANY (ISSUER))

                            PRICE LEGACY CORPORATION
                        (NAME OF FILING PERSON (OFFEROR))


       9% CONVERTIBLE REDEEMABLE SUBORDINATED SECURED DEBENTURES DUE 2004
                  10% SENIOR REDEEMABLE SECURED NOTES DUE 2004
                        (TITLES OF CLASSES OF SECURITIES)

                             300665AA4 (DEBENTURES)
                                300665AB2 (NOTES)
                    (CUSIP NUMBERS OF CLASSES OF SECURITIES)


                                  GARY B. SABIN
                             CHIEF EXECUTIVE OFFICER
                            PRICE LEGACY CORPORATION
                     17140 BERNARDO CENTER DRIVE, SUITE 300
                           SAN DIEGO, CALIFORNIA 92128
                                 (858) 675-9400
 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND
                COMMUNICATIONS ON BEHALF OF THE FILING PERSON(S))

                                   COPIES TO:
          SCOTT N. WOLFE, ESQ.                      SIMON M. LORNE, ESQ.
          CRAIG M. GARNER, ESQ.                     MARY ANN LYMAN, ESQ.
            LATHAM & WATKINS                     MUNGER TOLLES & OLSON LLP
    12636 HIGH BLUFF DRIVE, SUITE 300        355 SOUTH GRAND AVENUE, 35TH FLOOR
       SAN DIEGO, CALIFORNIA 92130             LOS ANGELES, CALIFORNIA 90071
             (858) 523-5400                            (213) 683-9100


Check the appropriate boxes below to designate any transactions to which the statement relates:

/x/  third-party tender offer subject    / /   going private transaction
     to Rule 14d-1                             subject to Rule 13e-3
/ /  issuer tender offer subject to      / /   amendment to Schedule 13D under
     Rule 13e-4                                Rule 13d-2


Check the following box if the filing is a final amendment reporting the results of the tender offer [x]

   This Amendment No. 2 to Tender Offer Statement on Schedule TO relates to the offer by Price Legacy Corporation ("Price Legacy"), a Maryland corporation formerly known as Price Enterprises, Inc. ("Enterprises"), to exchange shares of its 8 3/4% Series A Cumulative Redeemable Preferred Stock, par value $0.0001 per share (the "Price Legacy Series A Preferred Stock"), for all outstanding 9% Convertible Redeemable Subordinated Secured Debentures due 2004 (the "Legacy Debentures") and 10% Senior Redeemable Secured Notes due 2004 (the "Legacy Notes") of Excel Legacy Corporation, a Delaware corporation ("Legacy"), upon the terms and subject to the conditions set forth in the Consent Solicitation Statement/Prospectus dated August 7, 2001 and in the related consent and letter of transmittal (which, as amended or supplemented from time to time, together constitute the "Exchange Offer"). The Legacy Debentures and Legacy Notes were valued at par and the Price Legacy Series A Preferred Stock was valued at $15.00 per share for purposes of the Exchange Offer, and each $1,000 in principal amount of Legacy Debentures and Legacy Notes tendered was exchanged for 66.67 shares of Price Legacy Series A Preferred Stock.

ITEM 4.  TERMS OF THE TRANSACTION.

   Item 4 is amended and supplemented to include the following information:

   The Exchange Offer expired at 5:00 p.m., New York City time, on September 18, 2001. Price Legacy accepted a total of approximately $30.4 million in principal amount of Legacy Debentures and $15.8 million in principal amount of Legacy Notes. Price Legacy also obtained the requisite consent under the related consent solicitation to release the collateral securing the Legacy Debentures and Legacy Notes. In exchange for the Legacy Debentures and Legacy Notes, Price Legacy issued an aggregate of approximately 3,080,754 shares of Price Legacy Series A Preferred Stock. Following the exchange of Legacy Debentures and Legacy Notes in the Exchange Offer, Legacy has approximately $2.8 million in principal amount of Legacy Debentures and $2.3 million in principal amount of Legacy Notes outstanding, and Price Legacy has approximately 27,267,644 shares of Price Legacy Series A Preferred Stock outstanding.

ITEM 11.  ADDITIONAL INFORMATION.

   Item 11 is amended and supplemented to include the following information:

   On September 18, 2001, Price Legacy and Legacy issued a joint press release announcing the final results of the Exchange Offer, a copy of which is filed as Exhibit (a)(5)(iv) hereto and is incorporated herein by reference.

ITEM 12.  EXHIBITS.

Item 12 is amended and supplemented to include the following information:

   (a)(5)(iv)     Joint Press Release, dated September 18, 2001.

                                    SIGNATURE


   After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:      September 19, 2001             PRICE LEGACY CORPORATION


                                           By:   /s/ Graham R. Bullick
                                             -----------------------------------
                                           Name:       Graham R. Bullick
                                           Title:      President

                                 EXHIBIT INDEX

      EXHIBIT
      NUMBER      DESCRIPTION
      -------     -----------
      (a)(5)(iv)  Joint Press Release, dated September 18, 2001.